VIA EDGAR

Ms. Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:	Managed Portfolio Series Registration Statement on Form N-14 (No. 333-211616)

Dear Ms. White:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Managed Portfolio Series and Quasar Distributors, LLC, hereby request acceleration of the attached Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed herewith such that the Registration Statement will become effective at 10:00 a.m. (Eastern Time) on July 15, 2016, or as soon thereafter as is practicable.

Thank you for your prompt attention to this request for acceleration.  Please contact Ms. Jeanine Bajczyk of U.S. Bancorp Fund Services, LLC at (414) 765-6609 if you have any questions or need further information.

Very truly yours,

Managed Portfolio Series

/s/ James R. Arnold

By: James R. Arnold

Its: President

Quasar Distributors, LLC

/s/ James Schoenike

By: James Schoenike

Its: President